

Mail Stop 4631

October 16, 2009

<u>**Via U.S. Mail and Facsimile**</u>

John Hillen
Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300
McLean, Virginia 22102-5011

>   **Re: Global Defense Technology & Systems, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 7, 2009**
>   **File No. 333-161719**

Dear Mr. Hillen:

We have reviewed your responses to the comments in our letter dated September 3, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   To the extent that you have any financial information available for the recently completed quarter, please provide a Recent Developments section to disclose and discuss such information.

Summary Consolidated Financial Data, page 9

2.   We note your response to our prior comment two. As previously requested, please address why you believe the charge for the impairment of an intangible asset is non-recurring. Refer to Question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3.   We note from your response to our prior comment three that GLOBAL provided certain business development and administrative services. While we understand that you will not be charged an allocation for these costs in the future, it remains unclear to us how you determined that you will not incur costs for similar expenses in future periods. Please revise to further explain. Also, please explain why GLOBAL initiated this agreement as of January 1, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.   We note your response to our prior comment eleven. Please revise to include a more specific and comprehensive discussion of the factors that impacted your revenue and operating income and ensure you include quantified information where available. While we note your specific discussion surrounding your three significant contracts, we continue to believe that readers should better understand factors that impacted your results outside of these three contracts given that the remaining revenue and operating income are significant. In addition, as previously requested, please quantify the impact of your higher margin contracts in your FMMS segment on your historical revenue and operating income.

Liquidity and Capital Resources, page 46

5.   We note from your response to our prior comment 14 that you believe it is "likely" that you will meet the covenants in your debt agreements. If accurate, please disclose that you do not believe it is reasonably likely that you will not meet any debt covenants. Alternatively, if you do believe it is reasonably likely that you will not meet any debt covenants, please also present, for your most significant and restrictive covenants, actual ratios and amounts as well as minimum/maximum ratios/amounts required as of each reporting date.

Note 10. Stock-Based Compensation Plans, page F-20

6.   We have reviewed your response to our prior comment ten and have the following additional comments:

•   Please disclose the intrinsic value of outstanding equity instruments based on the estimated IPO price.

•   Please explain the use of adjusted EBITDA in your valuations.

•   Please revise MD&A to include a specific and comprehensive discussion of the factors that led to the increase in the fair value of your common stock between

January 2009 and April 2009 as well as between May 2009 and the present. Such a discussion will better allow a reader to understand the basis for your valuations.

Note 11. Provision for Income Taxes, page F-23

7.   We note the additional disclosure you have provided in response to our prior comment 42. Please specifically identify all the positive and negative evidence you considered when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.

Note 16. Information on Reportable Segments, page F-27

8.   We have reviewed your response to our prior comment 43 and appreciate the additional information you have provided. In order for us to more fully understand how you determined it was appropriate to aggregate your GMS and TAC operating segments, please provide us with the revenue and gross profit for each operating segment for each period presented. Please also explain how you considered any similarities or differences in these measures.

Schedule II, page F-31

9.   It does not appear that this information is presented in thousands. Please revise as appropriate.

Exhibit 10.25

10.   We note your response to our prior comment eight. Please file a complete copy of the loan and security agreement, including all schedules and exhibits.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or Anne McConnell, Assistant Chief Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeffrey B. Grill, Esq. (*via facsimile* (202) 663-8007)
        Pillsbury Winthrop Shaw Pittman LLP
        2300 N Street, NW
        Washington, DC 20037